भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

With you - all the way

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
[redacted] कामा मार्ग,
00 021.

शेयर एवं बांड विभाग,
केन्द्रीय कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/Fax : 91-22-2285 5348
दूरभाष/Telephone : (022) 2288 3888

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

RECEIVED
JUN 2 6 2007

07024771

FILE NO. 82.4524 SUPPL

Letter No. CO/S&B/SKT/2007/ 1617 Date: 21-06-2007

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

Dear Sir,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT : PAYMENT OF DIVIDEND

We enclose for your information a copy of our letter No.CO/S&B/SKT/2007/1611 dated the June 21st , 2007 addressed to Bombay Stock Exchange Ltd., Mumbai.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

General Manager
(Shares & Bonds)
Encl. : a/a.

PROCESSED
JUN 2 9 2007
THOMSON
FINANCIAL

*हिंदी में पत्राचार का हम स्वागत करते हैं * कृपया आपका अधिक से अधिक पत्राचार हिंदी में ही करने का प्रयास निरंतर जारी रखे.*

भारतीय स्टेट बैंक
State Bank of India

With you - all the way

The Executive Director,
Bombay Stock Exchange Ltd.,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेयर एवं बांड विभाग,
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/Fax : 91-22-2285 5348
दूरभाष/Telephone : (022) 2288 3888

Letter No. CO/S&B/SKT/2007/1611 Date: 21-06-2007

Dear Sir, FILE NO. 82.4524

LISTING AGREEMENT
PAYMENT OF DIVIDEND

In terms of Clause 21 of the Listing Agreement, we have to advise that the Central Board of the Bank in its meeting held on the 12th May, 2007, declared payment of dividend @ Rs.14.00 per share Accordingly, the dividend warrants will be issued and will bear the date of the 20th July, 2007 and will be payable at par at all the branches of the Bank up to the amount of Rs.25,000/- and at the undernoted specified branches for the amount exceeding Rs.25,000/- In this connection, we may add that only 837 warrants of the amount exceeding Rs.25,000/- will be issued constituting of 0.17% of the total shareholder folios of 4.96 lacs.

Sr. No.	Branch	Sr. No.	Bramch
1	Ahmedabad Main	12	Kolkata Main
2	Alleppey	133	Ludhiana
3	Bangalore N	14	Mumbai Main
4	Ernakulam	15	Nagpur
5	Ghaziabad	16	Patna
6	Gurgaon	17	Pune
7	Howrah (WB)	18	Secunderabad
8	Hyderabad Main	19	Surat
9	Indore	20	Tiruvananthapuram
10	Jamshedpur	21	Vadodara
11	Kanpur Main	22	Visakhapatnam
		23	Chennai

2. Kindly acknowledge receipt.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)

के. का. मुंबई S.B.I. C.O. शेयर एवं बांड विभाग S&B Dept. Mumbai

भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India
With you - all the way

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेयर एवं बांड विभाग,
केन्द्रीय कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021
फैक्स/Fax : 91-22-2285 5348
दूरभाष/Telephone : (022) 2288 3888

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

SEC MAIL PROCESSING
RECEIVED
JUN 26 2007
210

FILE NO. 82.4524

Letter No. CO/S&B/SKT/2007/ 1651 Date: 23-06-2007

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

Dear Sir,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT : CLAUSE 36

We enclose for your information a copy of our letter No.CO/S&B/SKT/2007/1639 dated the June 23, 2007, alongwith it's enclosures, addressed to The Bombay Stock Exchange Ltd., Mumbai.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)
Encl. : a/a.

*हिंदी में पत्राचार का हम स्वागत करते हैं *कृपया आपका अधिक से अधिक पत्राचार हिंदी में ही करने का प्रयास निरंतर जारी रखे.*

भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India
With you - all the way

The Executive Director,
Bombay Stock Exchange Ltd.,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेयर एवं बांड विभाग,
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/Fax : 91-22-2285 5348
दूरभाष/Telephone : (022) 2288 3888

FILE NO. 82.4524

Letter No. CO/S&B/SKT/2007/1639 Date: 23-06-2007

Dear Sir,

LISTING AGREEMENT: CLAUSE 36
ACQUISITION OF SHAREHOLDING OF
RESERVE BANK OF INDIA IN THE STATE
BANK OF INDIA BY THE CENTRAL GOVERNMENT

In terms of Clause 36 of the Listing Agreement, we advise that pursuant to the provisions contained in the Ordinance of Government of India , (copy enclosed), it has been agreed between the Reserve Bank of India and the Central Government that the entire shareholding of Reserve Bank of India aggregating 31,43,39,200 equity shares with a face value of Rs 10/- be transferred to the Central Government on June 29, 2007 against cash payment of Rs 35,531-33 crore.

2. A copy of a letter dated 22-06-2007 received from Department of Economic Affairs, (Banking Division), Ministry of Finance, Government of India, New Delhi, along with a copy of Gazette Notification of the Ordinance enclosed.

Yours faithfully,

General Manager
(Shares & Bonds)
Encl. as above

*हिंदी में पत्राचार का हम स्वागत करते हैं *कृपया आपका अधिक से अधिक पत्राचार हिंदी में ही करने का प्रयास निरंतर जारी रखे.*

F.No.11/3/2007-BOA
Government of India
Ministry of Finance
Department of Economic Affairs
(Banking Division)

Jeevan Deep,
Sansad Marg, New Delhi-110001
Dated: June 22, 2007

The Chairman,
Securities and Exchange Board of India,
Mumbai.

Subject:Acquisition of shareholding of Reserve Bank of India in the State Bank of India by the Central Government.

Sir,

The proposal of Reserve Bank of India for transferring its entire shareholding in State Bank of India to Central Government was approved by the Cabinet in its meeting held on February 1, 2007. This decision of the Government was formally announced by the Finance Minister in his Budget Speech on February 28, 2007, and a sum of Rs.40,000 crore was provided in the Budget for the year 2007-08.

2. The State Bank of India (Amendment) Ordinance, 2007 (No.5 of 2007) amending the State Bank of India Act, 1955 to enable the transfer of Reserve Bank of India's entire shareholding in State Bank of India to Central Government has been promulgated on June 21, 2007. A copy of the Notification issued by the Government in this regard is enclosed herewith.

3. Pursuant to the provisions contained in the said Ordinance, it has been agreed between the Reserve Bank of India and the Central Government that the entire shareholding of Reserve Bank of India aggregating 31,43,39,200 equity shares with a face value of Rs.10/- be transferred to the Central Government on June 29, 2007 against cash payment of Rs. 35,531.33 crore.

4. Since the above acquisition of shares is inter-se transfer between the promoters within the meaning of Regulation 3 (1)(e)(iii) of SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 1997 (Takeover Regulations), the acquisition of shares by the Central Government is exempt from the requirements of Regulations 10, 11 and 12 of the Takeover Regulations. Further, under Regulation 3(1)(h),

acquisition of shares by Government Companies, within the meaning of Section 617 of the Companies Act, 1956 are exempt from the applicability of Regulations 10, 11 and 12. In the instant case, since it is the Central Government, the owner of the Government Companies under Section 617, which itself is acquiring the said shares from RBI, the proposed transaction qualifies for exemption under Regulation 3(1)(h) also. It may be relevant to note that the transfer of the shares by RBI to the Central Government is taking place pursuant to statutory provisions specifically enacted for the purpose of facilitating this transfer.

5. For greater transparency and for informing the other existing shareholders and the general public about the proposed acquisition of shares by the Central Government, the Stock Exchanges, where the shares of SBI are listed, are also being informed of the proposed transaction.

Yours faithfully,

(Amitabh Verma)
Joint Secretary to the Government of India

Encl; As above.

Copy to : 1. Chairman, State Bank of India, Central Office, Mumbai.
2. Shri Anand Sinha, Executive Director, Reserve Bank of India, Central Office, Mumbai.

FILE NO. 82.4524

रजिस्ट्री सं॰ डी॰ एल॰—(एन)04/0007/2003—07 REGISTERED NO. DL—(N)04/0007/2003—07

भारत का राजपत्र
The Gazette of India

असाधारण
EXTRAORDINARY
भाग II — खण्ड 1
PART II — Section 1
प्राधिकार से प्रकाशित
PUBLISHED BY AUTHORITY

सं॰ 36] नई दिल्ली, बृहस्पतिवार, जून 21, 2007/ज्येष्ठ 31, 1929
No. 36] NEW DELHI, THURSDAY, JUNE 21, 2007/JYAISTHA 31, 1929

इस भाग में भिन्न पृष्ठ संख्या दी जाती है जिससे कि यह अलग संकलन के रूप में रखा जा सके।
Separate paging is given to this Part in order that it may be filed as a separate compilation.

MINISTRY OF LAW AND JUSTICE
(Legislative Department)

New Delhi, the 21st June, 2007/31 Jyaistha, 1929 (Saka)

THE STATE BANK OF INDIA (AMENDMENT) ORDINANCE, 2007
No. 5 OF 2007

Promulgated by the President in the Fifty-eighth Year of the Republic of India.

An Ordinance further to amend the State Bank of India Act, 1955.

WHEREAS Parliament is not in session and the President is satisfied that circumstances exist which render it necessary for him to take immediate action;

NOW, THEREFORE, in exercise of the powers conferred by clause (1) of article 123 of the Constitution, the President is pleased to promulgate the following Ordinance:—

1. *(1)* This Ordinance may be called the State Bank of India (Amendment) Ordinance, 2007. Short title and commencement.

(2) It shall come into force on such date as the Central Government may, by notification in the Official Gazette, appoint.

Amendment of section 3.

2. In the State Bank of India Act, 1955 (hereinafter referred to as the principal Act), in section 3, in sub-section (2), for the words "Reserve Bank", the words "Central Government" shall be substituted. 23 of 1955

Amendment of section 5.

3. In section 5 of the principal Act, in sub-section (2), for the words "Reserve Bank", the words "Central Government" shall be substituted.

Amendment of section 10.

4. In section 10 of the principal Act, in sub-section (2), for the words "Reserve Bank", the words "Central Government" shall be substituted.

Amendment of section 11.

5. In section 11 of the principal Act, for the words "Reserve Bank", the words "Central Government" shall be substituted.

Amendment of section 18.

6. In section 18 of the principal Act, in sub-section (2), for the words "All directions given by the Central Government shall be given through the Reserve Bank", the words "All directions shall be given by the Central Government" shall be substituted.

Amendment of section 19.

7. In section 19 of the principal Act, in clause (c), for the words "Reserve Bank", the words "Central Government" shall be substituted.

Amendment of section 24.

8. In section 24 of the principal Act, in sub-section (4), for the words "Reserve Bank", the words "Central Government" shall be substituted.

Amendment of section 36.

9. In section 36 of the principal Act, —

(1) in sub-section (1), —

(a) in clause (a), for the words "Reserve Bank", the words "Central Government" shall be substituted;

(b) in clause (b),—

(i) the words "the Reserve Bank or" shall be omitted.

(ii) in the proviso,—

(A) for the words "Reserve Bank", occurring at both the places, the words "Central Government" shall be substituted;

(B) for the words "paid to that Bank", the words "paid to that Government" shall be substituted.

(2) in clause (a) and clause (aa) of sub-section (2) and in sub-section (3), for the words "Reserve Bank" wherever they occur, the words "Central Government" shall be substituted.

A.P.J. ABDUL KALAM,
President.

K.N. CHATURVEDI,
Secy. to the Govt. of India.

PRINTED BY THE MANAGER, GOVT. OF INDIA PRESS, MINTO ROAD, NEW DELHI
AND PUBLISHED BY THE CONTROLLER OF PUBLICATIONS, DELHI, 2007

MGIPMRND—2633GI(CRC)—21-7-2007.

भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India
With you - all the way

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेयर एवं बांड विभाग,
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/Fax : 91-22-2285 5348
दूरभाष/Telephone : (022) 2288 3888

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

SEC MAIL PROCESSING SECTION
RECEIVED
JUN 2 6 2007
WASH, D.C.
210

Letter No. Co/S&B/SKT/2007/ 1631 Date: 22.06.2007

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

Dear Sir,

FILE NO. 82.4524

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT : CLAUSE 36

We enclose for your information a copy of our letter No.CO/S&B/SKT/2007/1632 dated the 22.06.2007 addressed to Bombay Stock Exchange Ltd., Mumbai.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)
Encl. : a/a.

भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India
With you - all the way

The Executive Director,
Bombay Stock Exchange Ltd.,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेयर एवं बांड विभाग,
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/Fax : 91-22-2285 5348
दूरभाष/Telephone : (022) 2288 3888

Letter No. Co/S&B/SKT/2007/1632

Date: 22.06.2007

Dear Sir,

FILE NO. 82.4524

LISTING AGREEMENT:CLAUSE 36
MEDIUM TERM NOTE (MTN) PROGRAMME

In terms of Clause 36 of the Listing Agreement, we advise that the Bank has concluded the issue of USD 225 Mio Hybrid Tier-I Perpetual Non Call 10 years + 1 day Notes at a coupon of 7.14% under the MTN Programme. The Bonds will be issued as of 26th June 2007.

Yours faithfully,

General Manager
(Shares & Bonds)

हिंदी में पत्राचार का हम स्वागत करते हैं कृपया आपका अधिक से अधिक पत्राचार हिंदी में ही करने का प्रयास निरंतर जारी रखे.*

END